July 29, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Effie Simpson and Jean Yu

Re:	Ultra Clean Holdings, Inc. Form 10-K for the Year Ended December 31, 2019 Filed March 11, 2020 File No. 000-50646

Dear Ms. Simpson and Ms. Yu:

Set forth below is the response of Ultra Clean Holdings, Inc. (“UCT” or “we”) to the comment raised by the Staff of the Securities and Exchange Commission with respect to the above-referenced filing in a letter dated July 21, 2020. For your convenience, the comment in the letter is reprinted with the response.

Form 10-K for the Year Ended December 27, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.	We note no discussion of cost of revenues. Given the significance of such costs to your results of operations for each period presented, the size of your operations, and the potential impact of the pandemic to your operations, please revise and expand future filings to separately quantify and discuss factors responsible for changes in the levels of the Company’s cost of revenues on a consolidated basis and by segment, rather than solely a description of costs which comprise cost of revenues. As part of your revised disclosure, please quantify and discuss the impact of each significant component of costs comprising cost of sales that caused them to materially vary (or not vary when expected to) instead of using terms such as "primarily" or "partially offset". In this regard, we believe materiality should be assessed. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components to the total change in cost of revenues and operating costs and the resultant gross margin. Please note that even when total amounts of costs of revenues do not materially vary from period to period, the impacts of material variances in components that offset each other should be separately disclosed, quantified, and discussed (not netted). While drafting revisions, we encourage you to consider FR-72 as they may improve your disclosures by making them more user-friendly and clear. As part of your response, please provide us with examples of your intended disclosures based on current financial results.

Securities and Exchange Commission

July 29, 2020

Response to Comment 1:

We have revised and expanded our discussion of cost of revenues in our recent Quarterly report on Form 10-Q for the period ended June 26, 2020, which we plan to file with the SEC on August 3, 2020. We have considered FR-72 and will add disclosures to separately quantify and discuss factors responsible for changes in the levels of the Company’s cost of revenues on a consolidated basis and by segment in the Management's Discussion and Analysis of Financial Condition and Results of Operations. The impact of the COVID-19 pandemic to our total cost of revenues was not significant.

The following is an example of the disclosure that we plan to add to our Quarterly report on Form 10-Q for the period ended June 26, 2020:

Cost of Revenues

	Three Months Ended			Six Months Ended
Cost of Revenues by Segment	June 26,	June 28,	Percent	June 26,	June 28,	Percent
(Dollars in millions)	2020	2019	Change	2020	2019	Change
SPS	$229.3	$181.1	26.6%	$444.0	$355.6	24.9%
SSB	41.6	36.1	15.2%	82.1	76.9	6.8%
Total Cost of Revenues	$270.9	$217.2	24.7%	$526.1	$432.5	21.6%
SPS as a percentage of total SPS revenues	82.5%	86.1%		82.6%	86.6%
SSB as a percentage of total SSB revenues	62.2%	65.6%		63.9%	66.9%

Total cost of revenues increased $53.7 million and $93.6 million for the three and six months ended June 26, 2020, respectively, due to higher demand for both SPS products and SSB services.

SPS cost of revenues consists of purchased materials, direct labor and manufacturing overhead. SPS cost of revenues increased $48.2 million for the three months ended June 26, 2020 compared to the same period in the prior year, due to higher volume of sales driving increased material costs of $45.0 million, higher freight costs of $4.1 million and higher direct labor spending of $4.1 million, offset by lower overhead costs of $3.8 million related to improved plant efficiencies and government subsidies of $1.2 million received in our China and Singapore subsidiaries. SPS cost of revenues increased $88.4 million for the six months ended June 26, 2020 compared to the same period in the prior year, due to higher volume of sales driving increased material costs of $86.8 million, higher direct labor spending of $6.5 million and higher freight costs of $6.2 million. These increases were offset by lower overhead costs of $10.0 million related to improved plant efficiencies and government subsidies of $1.2 million received in our China and Singapore subsidiaries.

Securities and Exchange Commission

July 29, 2020

SSB cost of revenues consists of direct labor, manufacturing overhead and materials (such as chemicals, gases and consumables). SSB cost of revenues increased $5.5 million in the three months ended June 26, 2020 compared to the same period in the prior year due to an increase in labor costs of $2.6 million (the largest component of SSB’s total cost of revenues) driven by higher service orders, and higher depreciation expense of $2.3 million as a result of an increase in capital assets. SSB cost of revenues increased $5.2 million for the six months ended June 26, 2020 compared to the same period in the prior year due to an increase in labor costs of $2.8 million driven by higher service orders, and higher depreciation expense of $1.6 million as a result of an increase in capital assets.

Please contact me at (510) 576-4705 or sheri.savage@uct.com with any questions concerning this response.

Sincerely,

/s/ SHERI L. SAVAGE

Sheri L. Savage

Chief Financial Officer

cc:	Paul Cho, Ultra Clean Holdings, Inc.